

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2022

Brent Whittington
Chief Financial Officer
MDH Acquisition Corp.
600 N. Carroll Ave, Suite 100
Southlake, TX 76092

Re: MDH Acquisition Corp.
Form 10-K for the year ended December 31, 2021
Filed April 5, 2022
File No. 001-39967

Dear Mr. Whittington:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction